UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9328 / June 5, 2012

SECURITIES EXCHANGE ACT OF 1934
Release No. 67116 / June 5, 2012

INVESTMENT COMPANY ACT OF 1940
Release No. 30095 / June 5, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14827

_____

In the Matter of	:	ORDER MAKING FINDINGS
	:	AND IMPOSING SANCTIONS
OLM VENTURES, INC.	:	BY DEFAULT

_____

        The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative and Cease-and-Desist Proceedings (OIP) on March 29, 2012, pursuant to Sections 12(j) and 21C of the Securities Exchange Act of 1934 (Exchange Act), Sections 9(f) and 54(c) of the Investment Company Act of 1940 (Investment Company Act), and Rule 610(c) of Regulation E. It appears that service of the OIP was accomplished on OLM Ventures, Inc. (OLM), by April 24, 2012, by delivery of the OIP to an officer of the company. OLM was required to file an Answer to the allegations in the OIP within twenty days after service. See OIP at 3; 17 C.F.R. § 201.220(b). On May 17, 2012, OLM was ordered to show cause, by May 29, 2012, why the proceeding should not be determined against it.

        To date, OLM has not filed an Answer or otherwise shown cause why it should not be defaulted. Accordingly, OLM is in default, and the following allegations in the OIP are deemed to be true. See 17 C.F.R. §§ 201.155(a), .220(f).

        OLM (CIK No. 1065468) is a Colorado corporation located in Calgary, British Columbia, with securities registered under Section 12(g) of the Exchange Act. On April 29, 2005, OLM elected to be regulated as a business development company (BDC). OLM has ceased to engage in business, and, according to the Colorado Secretary of State, the company's corporate status is "delinquent." Prior to its BDC election, OLM was a development-stage company that had conducted no business.

        OLM has failed to: (1) provide and maintain a fidelity bond from the date of its BDC election to the present, (2) make any periodic filings since filing a form 10-QSB on June 1, 2005, and (3) file a Form 2-E within thirty days of the six-month period following the May 2, 2005, filing of its Form 1-E with the Commission.

Section 17(g) of the Investment Company Act and Rule 17g-1 thereunder, which apply to BDCs pursuant to Section 59 of the Investment Company Act, require each BDC to provide and maintain a bond issued by a reputable fidelity insurance company against larceny and embezzlement by officers and employees of the BDC.

Section 13(a) of the Exchange Act requires all issuers of securities registered pursuant to Section 12 of the Exchange Act to, among other things, file with the Commission annual and quarterly reports. Exchange Act Rule 13a-1 requires such issuers to file annual reports on Form 10-K, and Rule 13a-13 requires such issuers to file quarterly reports on Form 10-Q.

Regulation E allows a BDC to raise up to five million dollars per year in public securities transactions exempt from the registration provisions of the Securities Act of 1933.[1] Before such an offering, the BDC must file with the Commission a notification statement on Form 1-E and an offering circular containing certain financial statements and other disclosures. Rule 609 of Regulation E requires that within thirty days after the end of each six-month period throughout the offering, and also at the offering's end, the BDC must file with the Commission a Form 2-E, which requires a statement of the amount raised in the offering to date, among other things.

Section 54(c) of the Investment Company Act provides that whenever the Commission finds, on its own motion or upon application, that a BDC that has filed a notice of election pursuant to Section 54(a) has ceased to engage in business, the Commission shall so declare by order revoking such company's election.

As a result of the foregoing, OLM: (1) violated Section 17(g) of the Investment Company Act and Rule 17g-1 thereunder, (2) failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, and (3) failed to comply with Rule 609 of Regulation E.

ORDER

It is ORDERED, pursuant to Section 9(f) of the Investment Company Act of 1940 and Section 21C of the Securities Exchange Act of 1934, that OLM Ventures, Inc., cease and desist from committing or causing violations of and any future violations of Section 17(g) of the Investment Company Act of 1940 and Rule 17g-1 thereunder and Section 13(a) of the Securities Exchange Act of 1934 and Rules 13a-1 and 13a-13 thereunder.

It is FURTHER ORDERED, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of OLM Ventures, Inc., is revoked.

---

[1] Securities offered pursuant to the exemption are not restricted in the hands of investors who are not affiliates of the BDC.

It is FURTHER ORDERED, pursuant to Rule 610(c) of Regulation E, that the Regulation E exemption of OLM Ventures, Inc., is permanently suspended.

It is FURTHER ORDERED, pursuant to Section 54(c) of the Investment Company Act of 1940, that the election as a business development company of OLM Ventures, Inc., is revoked.

_____
Cameron Elliot
Administrative Law Judge